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                                            Filing Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-70785

                          PROSPECTUS SUPPLEMENT NO. 13
                       (TO PROSPECTUS DATED APRIL 6, 1999)

                                3,202,757 Shares

                                     WESTERN
                                     DIGITAL
                                   CORPORATION

                                  COMMON STOCK

                              --------------------

         You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

         SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE PROSPECTUS AND THOSE INCORPORATED BY REFERENCE FROM OUR 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2000 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                      Issue Price
                                      -----------

Per Share                             $3.92791

Total                                 $12,580,137

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is August 11, 2000.

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                              PLAN OF DISTRIBUTION

         We are offering 3,202,757 shares of our common stock to an institutional investor pursuant to this prospectus supplement. The common stock will be purchased at a negotiated purchase price of $3.92791 per share. This price reflects the average of recent trading prices of our common stock on the New York Stock Exchange, net of a 4.25% discount. We will not pay any commissions or other compensation in connection with this sale of our common stock.

                                 USE OF PROCEEDS

         The net proceeds to us from this offering will be $12,580,137. We plan to use the net proceeds for general corporate purposes, including working capital.

         Pending use of the net proceeds for any of these purposes, we may invest in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. government securities or mortgage-backed securities guaranteed by federal agencies.

                           MARKET FOR OUR COMMON STOCK

         On August 10, 2000, the last reported sales price of our common stock on the New York Stock Exchange was $3 5/8 per share. Our common stock is traded on the New York Stock Exchange under the symbol "WDC." The common stock sold under this prospectus supplement will be listed on the New York Stock Exchange.

        As of July 28, 2000, and before the issuance of shares pursuant to this prospectus supplement, we had 143,613,168 shares of common stock outstanding.

                 U.S. TAX CONSEQUENCES FOR NON-U.S. SHAREHOLDERS

         The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other non-U.S. shareholders are complex, and we are providing here only a summary of such rules. The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

         The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF COMMON STOCK, INCLUDING THE CONSEQUENCES AND ANY REPORTING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION.


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Dividends

         Although we have historically not paid cash dividends, in the event we do, any dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

         Under United States Treasury Regulations issued on October 6, 1997, which are applicable to dividends paid after December 31, 2000 (the "New Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

         There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" that is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments. Under the New Regulations, Form W-8ECI will replace Form 4224.

         Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

         Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% unless the Non-U.S. Holder establishes that it is entitled to an exemption or provides a correct taxpayer identification number and certain other information.

         Under current United States federal income tax law, backup withholding imposed at a rate of 31% generally will not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the

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payee is a U.S. Person). Under the New Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Gain on Disposition of Common Stock

         A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met,
(iii) the Non-U.S. Holder is subject to a tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding on Disposition of Common Stock

         Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iv) in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, unless such broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder establishes an exemption.

         Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

         An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

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                                     GENERAL

         You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with additional or different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front page of this document.


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                                TABLE OF CONTENTS


                                                                           Page
                                                                           ----
PROSPECTUS SUPPLEMENT
     Plan of Distribution..................................................S-2
     Use of Proceeds.......................................................S-2
     Market for Our Common Stock...........................................S-2
     U.S. Tax Consequences for Non-U.S. Shareholders.......................S-2
     General...............................................................S-5

PROSPECTUS
     Western Digital Corporation.............................................2
     Risk Factors............................................................2
     Use of Proceeds.........................................................9
     Plan of Distribution....................................................9
     Where You Can Find More Information....................................10
     Forward-Looking Statements.............................................11
     Legal Matters..........................................................12
     Independent Auditors...................................................12